EXHIBIT 99.1

B2Gold Reports Strong Q4 and Full Year 2023 Results; Achieved 2023 Total Gold Production and Consolidated Cost Guidance; Q1 2024 Dividend of US$0.04 per Share Declared

VANCOUVER, British Columbia, Feb. 21, 2024 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) announces its operational and financial results for the fourth quarter and full year 2023. The Company previously released its gold production and gold revenue results for the fourth quarter and full year 2023. All dollar figures are in United States dollars unless otherwise indicated.

2023 Fourth Quarter and Full Year Highlights

  Total gold production of 288,665 ounces in Q4 2023: Total gold production in the fourth quarter of 2023 was 288,665 ounces, including 18,054 ounces of attributable production from Calibre Mining Corp. (“Calibre”). The Fekola, Masbate and Otjikoto mines all exceeded their expected production in the fourth quarter, with Otjikoto achieving record quarterly production of 81,111 ounces.

  Total consolidated cash operating costs of $633 per gold ounce produced in Q4 2023: Total consolidated cash operating costs (see “Non-IFRS Measures”) (including estimated attributable results for Calibre) of $633 per gold ounce produced and consolidated cash operating costs from the Company’s three operating mines of $611 per gold ounce produced.

  Total consolidated all-in sustaining costs of $1,257 per gold ounce sold in Q4 2023: Total consolidated all-in sustaining costs (see “Non-IFRS Measures”) (including estimated attributable results for Calibre) of $1,257 per gold ounce sold and consolidated all-in sustaining costs from the Company’s three operating mines of $1,264 per gold ounce sold.

  Achieved upper half of 2023 annual gold production guidance: Record annual total gold production of 1,061,060 ounces (including 68,717 attributable ounces from Calibre) for 2023, achieving the upper half of the annual guidance range of between 1,000,000 and 1,080,000 ounces, and marking the Company's eighth consecutive year of meeting or exceeding annual production guidance.

  Below 2023 total consolidated cash operating cost guidance and achieved low end of 2023 all-in sustaining cost guidance range: Total consolidated cash operating costs for 2023 of $654 per gold ounce produced, well below the annual guidance range of between $670 and $730 per gold ounce primarily as a result of lower than expected fuel costs and a weaker Namibian dollar. Total consolidated all-in sustaining costs for 2023 of $1,201 per gold ounce sold, near the low end of the annual guidance range of between $1,195 and $1,255 per gold ounce.

  Attributable net loss of $0.09 per share in Q4 2023; Adjusted attributable net income of $0.07 per share in Q4 2023: Net loss attributable to the shareholders of the Company of $113 million ($0.09 per share); adjusted net income (see “Non-IFRS Measures”) attributable to the shareholders of the Company of $91 million ($0.07 per share). For 2023, net income attributable to the shareholders of the Company of $10 million ($0.01 per share) and adjusted net income (see “Non-IFRS Measures”) attributable to the shareholders of the Company of $347 million ($0.28 per share).

  Operating cash flow before working capital adjustments of $221 million in Q4 2023: Cash flow provided by operating activities before working capital adjustments was $221 million in the fourth quarter of 2023. Cash flow provided by operating activities before working capital adjustments was $834 million for the year ended December 31, 2023.

  Strong financial position and liquidity: At December 31, 2023, the Company had cash and cash equivalents of $307 million and working capital (defined as current assets less current liabilities) of $397 million.

  Construction at the Goose Project continues to progress on track, with the project remaining on schedule for first gold pour in the first quarter of 2025: Concrete and steel works in the mill area to date continue to progress ahead of schedule. Exterior cladding of the mill building and truck shop is complete, and cladding of the power house will start in the first quarter of 2024. Additionally, the ball mill will be set in place in the first quarter of 2024, approximately four months ahead of schedule. Following the successful completion of the 2023 sealift, construction of the 2024 winter ice road (“WIR”) is being finalized and scheduled to be fully operational by February 23, 2024, transporting all required materials from the Marine Laydown Area (“MLA”) to the Goose Project site by the end of April 2024.

  Preliminary Economic Assessment (“PEA”) underway on the Gramalote Project with completion expected by the end of the second quarter of 2024: In 2023, B2Gold entered into a purchase agreement with AngloGold Ashanti Limited (“AngloGold”) to acquire AngloGold's 50% interest in the Gramalote Project located in the Department of Antioquia, Colombia. B2Gold now owns 100% of the Gramalote Project. In 2023, the Company completed a detailed review of the Gramalote Project, including the facility size and location, power supply, mining and processing options, tailings design, resettlement, potential construction sequencing, and camp design to identify potential cost savings to develop a smaller scale project. A formal study commenced in the fourth quarter of 2023, with the goal of completing a PEA by the end of the second quarter of 2024.

  Subsequent to year-end 2023, announced positive exploration drilling results from the Antelope deposit at the Otjikoto Mine in Namibia: On January 31, 2024, the Company announced positive exploration drilling results from the Antelope deposit, located approximately 3 kilometers (“km”) south of the Otjikoto Phase 5 open pit. The Antelope deposit has the potential to be developed as an underground mining operation, which could complement the expected processing of low-grade stockpiles at the Otjikoto mill from 2026 through 2031.

  Subsequent to year-end 2023, received an upfront payment of $500 million, to further enhance financial flexibility and provide additional cash liquidity: In January 2024, B2Gold entered into a series of prepaid gold sales (the “Gold Prepay”) with a number of existing lenders to further enhance financial flexibility and provide additional cash liquidity at attractive terms as the Company continues to fund sustaining, development, and growth projects across the operating portfolio, and increase financial capacity for potential growth projects in Namibia and Colombia. The Company received an upfront payment of $500 million, based on gold forward curve prices averaging approximately $2,191 per ounce, in exchange for equal monthly deliveries of gold from July 2025 to June 2026 totaling 264,775 ounces, representing approximately 10% of expected annual gold production in each of 2025 and 2026 (subject to finalization of production guidance for 2025 and 2026). Gold deliveries can be from production from any of the Company's operating mines and the Gold Prepay can be settled prior to maturity through accelerated delivery of the remaining deliverable gold ounces.

  Q1 2024 dividend of $0.04 per share declared: On February 21, 2024, B2Gold's Board of Directors declared a cash dividend for the first quarter of 2024 of $0.04 per common share (or an expected $0.16 per share on an annualized basis), payable on March 20, 2024, to shareholders of record as of March 7, 2024.

  B2Gold consolidated gold production expected to increase to record levels in 2025: Based on current estimates, consolidated gold production is expected to be between 1,130,000 and 1,260,000 ounces in 2025, driven by a significant increase in gold production from the Fekola Complex, relative to 2024, as a result of the scheduled mining and processing of higher-grade ore from the Fekola and Cardinal pits made accessible by the meaningful stripping campaign that will be undertake throughout 2024, a full year contribution of higher-grade ore from Fekola Regional, and commencement of mining the higher-grade Fekola underground (subject to receipt of necessary permits for Fekola Regional and Fekola underground). In addition, the Goose Project is expected to commence gold production in the first quarter of 2025 and contribute between 220,000 and 260,000 ounces of gold production in calendar year 2025.

Update on Off-Site Attack in Mali

On February 15, 2024, the Company reported three fatalities from an off-site armed attack in Mali. Traveling on the national highway under Malian gendarme escort, a bus transporting B2Gold employees from the Fekola Mine to Bamako was involved in an incident when it was attacked approximately 75 km west of Bamako. This tragic event was the result of an armed attack on the employee transport convoy, which included Malian gendarmerie vehicles in front and in the rear of the transport convoy. Unfortunately, as of February 21, 2024, B2Gold deeply regrets to report that a fourth employee has passed away as a result of injuries sustained in the attack. Three employees remain in intensive care and are being treated for their injuries in Bamako. All B2Gold employees traveling on the bus have now been accounted for. B2Gold wishes to express its deepest condolences to the families of the deceased employees and extends its best wishes for a full recovery to all those employees who were injured in the attack.

The attack occurred over 300 km northeast of the Fekola Mine site, along a transport route that has been the focus of increased security presence by the Malian armed forces. Mining and processing activities at the Fekola Mine were not impacted by this incident. The Company is actively engaged with the Malian government on a full investigation into the cause of the attack, and on further improvements to security along the national highway.

Fourth Quarter and Full Year 2023 Results

	Three months ended		Year ended
	December 31		December 31
	2023	2022	2023	2022	2021

Gold revenue ($ in thousands)	511,974	592,468	1,934,272	1,732,590	1,762,264
Net (loss) income ($ in thousands)	(117,396)	176,468	41,588	286,723	460,825
(Loss) earnings per share – basic(1)($/share)	(0.09)	0.15	0.01	0.24	0.40
(Loss) earnings per share – diluted(1)($/share)	(0.09)	0.15	0.01	0.24	0.40
Cash provided by operating activities ($ in thousands)	205,443	270,491	714,453	595,798	724,113
Total assets ($ in thousands)	4,874,619	3,681,233	4,874,619	3,681,233	3,561,293
Non-current liabilities ($ in thousands)	651,173	335,828	651,173	335,828	369,097
Average realized gold price ($/ounce)	1,993	1,746	1,946	1,788	1,796
Adjusted net income(1)(2)($ in thousands)	90,697	121,442	347,203	263,782	385,370
Adjusted earnings per share(1)(2)- basic ($)	0.07	0.11	0.28	0.25	0.37
Consolidated operations results:
Gold sold (ounces)	256,921	339,355	994,060	969,155	981,401
Gold produced (ounces)	270,611	352,769	992,343	973,003	987,595
Production costs ($ in thousands)	164,406	159,559	616,197	626,526	493,389
Cash operating costs(2)($/gold ounce sold)	640	470	620	646	503
Cash operating costs(2)($/gold ounce produced)	611	440	631	637	511
Total cash costs(2)($/gold ounce sold)	769	593	756	768	626
All-in sustaining costs(2)($/gold ounce sold)	1,264	876	1,199	1,022	874
Operations results including equity investment in Calibre:
Gold sold (ounces)	274,980	354,496	1,062,785	1,024,272	1,041,381
Gold produced (ounces)	288,665	367,870	1,061,060	1,027,874	1,047,414
Production costs ($ in thousands)	181,801	176,195	683,963	684,894	549,610
Cash operating costs(2)($/gold ounce sold)	661	497	644	669	528
Cash operating costs(2)($/gold ounce produced)	633	468	654	660	535
Total cash costs(2)($/gold ounce sold)	786	618	776	788	648
All-in sustaining costs(2)($/ounce gold sold)	1,257	892	1,201	1,033	888

(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Liquidity and Capital Resources

B2Gold continues to maintain a strong financial position and liquidity. At December 31, 2023, the Company had cash and cash equivalents of $307 million (December 31, 2022 - $652 million). Working capital at December 31, 2023 was $397 million (December 31, 2022 - $802 million). During the year ended December 31, 2023, the Company drew down $150 million on the Company's $700 million revolving credit facility (“RCF”) with $550 remaining available for future draw downs. Subsequent to December 31, 2023, the Company utilized a portion of the proceeds from the $500 million Gold Prepay completed in January 2024 to repay the $150 million balance drawn on the RCF, leaving the full amount of $700 million available for future draw downs.

First Quarter 2024 Dividend

On February 21, 2024, B2Gold's Board of Directors declared a cash dividend for the first quarter of 2024 (the “Q1 2024 Dividend”) of $0.04 per common share (or an expected $0.16 per share on an annualized basis), payable on March 20, 2024, to shareholders of record as of March 7, 2024.

In 2023, the Company implemented a Dividend Reinvestment Plan (“DRIP”). For the purposes of the Q1 2024 Dividend, the Company is pleased to announce that a discount of 3% will be applied to calculate the Average Market Price (as defined in the DRIP) of its common shares issued from treasury. However, the Company may, from time to time, in its discretion, change or eliminate any applicable discount, which would be publicly announced, all in accordance with the terms and conditions of the DRIP. Participation in the DRIP is optional. In order to participate in the DRIP in time for the Q1 2024 Dividend, registered shareholders must deliver a properly completed enrollment form to Computershare Trust Company of Canada by no later than 4:00 p.m. (Toronto time) on February 29, 2024. Beneficial shareholders who wish to participate in the DRIP should contact their financial advisor, broker, investment dealer, bank, financial institution, or other intermediary through which they hold common shares well in advance of the above date for instructions on how to enroll in the DRIP.

As part of the long-term strategy to maximize shareholder value, B2Gold expects to declare future quarterly dividends at the same level. This dividend is designated as an "eligible dividend" for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with B2Gold's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

For more information regarding the DRIP and enrollment in the DRIP, please refer to the Company's website at https://www.b2gold.com/investors/stock_info/.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

The Company has filed a registration statement relating to the DRIP with the U.S. Securities and Exchange Commission that may be obtained under the Company's profile on the U.S. Securities and Exchange Commission's website at http://www.sec.gov/EDGAR or by contacting the Company using the contact information at the end of this news release.

Operations

Fekola Mine - Mali

	Three months ended		Year ended
	December 31		December 31
	2023	2022	2023	2022

Gold revenue ($ in thousands)	255,509	415,121	1,143,781	1,067,482
Gold sold (ounces)	128,321	237,800	588,460	599,600
Average realized gold price ($/ounce)	1,991	1,746	1,944	1,780
Tonnes of ore milled	2,419,637	2,469,924	9,408,400	9,376,096
Grade (grams/tonne)	1.99	3.31	2.13	2.14
Recovery (%)	93.4	92.8	92.3	92.9
Gold production (ounces)	143,010	244,014	590,243	598,661
Production costs ($ in thousands)	82,921	85,053	333,215	326,529
Cash operating costs(1)($/gold ounce sold)	646	358	566	545
Cash operating costs(1)($/gold ounce produced)	605	348	572	537
Total cash costs(1)($/gold ounce sold)	809	495	729	684
All-in sustaining costs(1)($/gold ounce sold)	1,444	708	1,194	867
Capital expenditures ($ in thousands)	87,830	48,843	298,942	117,622
Exploration ($ in thousands)	2,022	1,366	3,728	15,214

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) was a strong performer in 2023, producing 590,243 ounces of gold, near the mid-point of the annual guidance range of 580,000 to 610,000 ounces. For the year ended December 31, 2023, mill feed grade was 2.13 grams per tonne (“g/t”), mill throughput was a record 9.41 million tonnes, and gold recovery averaged 92.3%. In the fourth quarter of 2023, the Fekola Mine produced 143,010 ounces of gold. During the fourth quarter of 2023, the Fekola processing facilities continued to outperform expectations as a result of continued favourable ore fragmentation and continued optimization of the grinding circuit. For the fourth quarter of 2023, mill feed grade was 1.99 g/t, mill throughput was 2.42 million tonnes, and gold recovery averaged 93.4%. Mined ore tonnage and grade continue to reconcile well with the Fekola resource model.

For the year ended December 31, 2023, the Fekola Mine's cash operating costs (see “Non-IFRS Measures”) of $572 per gold ounce produced ($566 per gold ounce sold) were at the lower end of Fekola's guidance range of between $565 and $625 per gold ounce produced. Fekola’s cash operating costs for the fourth quarter of 2023 were $605 per gold ounce produced ($646 per gold ounce sold), slightly lower than expected due to higher than anticipated production in the fourth quarter.

All-in sustaining costs (see “Non-IFRS Measures”) for the Fekola Mine for the year ended December 31, 2023 were $1,194 per gold ounce sold, near the low end of the revised guidance range of between $1,175 and $1,235 per gold ounce sold, but higher than the original guidance range of between $1,085 and $1,145 per gold ounce sold. All-in sustaining costs for the Fekola Mine for the fourth quarter of 2023 were $1,444 per gold ounce sold.

Capital expenditures for the year ended December 31, 2023, totalled $299 million, primarily consisting of $80 million for deferred stripping, $84 million for mobile equipment purchases and rebuilds, $39 million for tailings storage facility expansion and equipment, $39 million for the development of the Fekola underground mine, $18 million for the expansion of the solar plant, $12 million for site general capital, $12 million for other mining sustaining capital, $10 million for process and power plant, and $5 million for Bantako road construction. Capital expenditures in the fourth quarter of 2023 totalled $88 million, primarily consisting of $24 million for deferred stripping, $18 million for mobile equipment purchases and rebuilds, $16 million for tailings storage facility expansion and equipment, $14 million for the development of the Fekola underground mine, $7 million for the expansion of the solar plant, $5 million site general capital, and $3 million for other mining sustaining capital.

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal pits and Fekola underground) and Fekola Regional (Anaconda Area (Bantako, Menankoto, and Bakolobi permits) and the Dandoko permit). The Fekola Complex is expected to produce between 470,000 and 500,000 ounces of gold in 2024 at cash operating costs of between $835 and $895 per ounce and all-in sustaining costs of between $1,420 and $1,480 per ounce. The Fekola Complex's total 2024 gold production is anticipated to decrease relative to 2023, predominantly as a result of the delay in receiving an exploitation license for Fekola Regional from the Government of Mali, delaying the 80,000 to 100,000 ounces that were scheduled in the life of mine plan to be trucked to the Fekola mill and processed in 2024. The contribution of this gold production from Fekola Regional is now assumed to commence at the beginning of 2025. If an exploitation license is received in the first half of 2024, there is potential for 2024 Fekola Complex production to be supplemented with up to 18,000 ounces of higher-grade ore from Fekola Regional.

During the year ended December 31, 2023, the State of Mali introduced a new mining code (the “2023 Mining Code”). Receipt of an exploitation license for Fekola Regional remains outstanding pending finalization of an implementation decree for the new 2023 Mining Code by the State of Mali. B2Gold recently held meetings with representatives of the Government of Mali regarding the 2023 Mining Code. The Government of Mali assisted the Company in clarifying the application of the 2023 Mining Code to existing and future projects in Mali, and also expressed their desire for B2Gold to rapidly progress the development of Fekola Regional and committed to assisting the Company in such development.

The haul road from Bantako North to Fekola is complete and construction of the mining infrastructure (warehouse, workshop, fuel depot, and offices) will be completed in the first quarter of 2024. Mining operations will commence upon receipt of an exploitation license, with initial gold production approximately three months after commencement.

Fekola is expected to process 9.4 million tonnes of ore during 2024 at an average grade of 1.77 g/t gold with a process gold recovery of 90.9%. Gold production is expected to be evenly weighted between the first half of 2024 and the second half of 2024. In the second half of 2024, gold production is expected to be weighted approximately 40% to the third quarter and approximately 60% to the fourth quarter.

The expected increase in Fekola's all-in sustaining costs for 2024 relative to 2023 reflects the expected decrease in production at Fekola in 2024 due to the delay in receiving an exploitation license for Fekola Regional and higher sustaining capital expenditures. Capital expenditures in 2024 at Fekola are expected to total approximately $309 million, of which approximately $202 million is classified as sustaining capital expenditures and $107 million is classified as non-sustaining expenditures. Sustaining capital expenditures are anticipated to include $80 million for deferred stripping, $45 million for ongoing construction of the new tailings storage facility (expected to be completed in the second quarter of 2025), $39 million for new and replacement Fekola mining equipment, including capitalized rebuilds, and $19 million for the expansion of the Fekola solar plant (expected to be completed in the third quarter of 2024). Non-sustaining capital expenditures are anticipated to include $64 million for underground mine development and $43 million for mine development and infrastructure at Fekola Regional.

Masbate Mine – The Philippines

	Three months ended		Year ended
	December 31		December 31
	2023	2022	2023	2022

Gold revenue ($ in thousands)	107,063	94,010	372,902	384,714
Gold sold (ounces)	53,500	53,865	190,800	214,015
Average realized gold price ($/ounce)	2,001	1,745	1,954	1,798
Tonnes of ore milled	2,077,503	2,043,931	8,302,075	7,929,094
Grade (grams/tonne)	0.90	1.08	0.97	1.11
Recovery (%)	77.0	68.3	74.5	74.9
Gold production (ounces)	46,490	48,687	193,502	212,728
Production costs ($ in thousands)	43,733	47,228	160,952	177,705
Cash operating costs(1) ($/gold ounce sold)	817	877	844	830
Cash operating costs(1) ($/gold ounce produced)	910	872	859	817
Total cash costs(1) ($/gold ounce sold)	933	984	966	937
All-in sustaining costs(1) ($/gold ounce sold)	1,118	1,187	1,143	1,104
Capital expenditures ($ in thousands)	9,195	9,620	30,142	39,528
Exploration ($ in thousands)	1,067	1,648	3,808	4,759

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines continued its strong operational performance in 2023, producing 193,502 ounces of gold, exceeding the upper end of its guidance range of 170,000 to 190,000 ounces. For the year ended December 31, 2023, mill feed grade was 0.97 g/t, mill throughput was a record 8.30 million tonnes, and gold recovery averaged 74.5%. Gold recoveries for 2023 of 74.5% were in-line with those of 2022. Average 2023 gold recoveries were as expected despite processing a higher percentage of sulphide and transitional ore than planned. Masbate's mill throughput was higher than anticipated in 2023 as a result of continued improvements to optimization of mill operations and blending of mill feed. Mined ore tonnage and grade continue to reconcile well with the Masbate resource model. In the fourth quarter of 2023, Masbate produced 46,490 ounces of gold. Lower ore gold grade during the quarter was offset by higher than expected mill throughput. Fourth quarter 2023 mill feed grade was 0.90 g/t, mill throughput was 2.08 million tonnes, and gold recovery averaged 77.0%.

The Masbate Mine’s cash operating costs (see “Non-IFRS Measures”) of $859 per gold ounce produced ($844 per gold ounce sold) for the year ended December 31, 2023 were at the low end of the revised guidance range of between $855 and $915 per gold ounce produced and significantly below the original guidance range of between $985 and $1,045 per gold ounce produced. As a result of lower than anticipated diesel and heavy fuel oil costs, Masbate experienced lower than expected mining and processing costs throughout 2023, which with the higher than anticipated gold production, contributed significantly to the lower than expected cash operating costs per gold ounce produced for Masbate for the year ended December 31, 2023. The Masbate Mine's cash operating costs for the fourth quarter of 2023 were $910 per gold ounce produced ($817 per gold ounce sold).

All-in sustaining costs (see “Non-IFRS Measures”) for the Masbate Mine were $1,143 per gold ounce sold for the year ended December 31, 2023, below the lower end of the revised guidance range of between $1,155 and $1,215 per gold ounce sold and well below the original guidance range of between $1,370 and $1,430 per gold ounce sold. All-in sustaining costs for the year ended December 31, 2023 were lower than anticipated as a result of higher than expected gold ounces sold, lower than expected cash operating costs as described above, and lower than anticipated sustaining capital expenditures. All-in sustaining costs for the Masbate Mine for the fourth quarter of 2023 were $1,118 per gold ounce sold.

Capital expenditures totalled $30 million in 2023, primarily consisting of mobile equipment rebuilds and purchases of $17 million, $3 million for the completion of a new powerhouse generator and other powerhouse engine rebuilds, $2 million in deferred stripping, $2 million for tailings storage facility projects, and $2 million for capitalized mill maintenance. Capital expenditures for the fourth quarter of 2023 totalled $9 million, primarily consisting of $5 million for mobile equipment rebuilds and purchases, $1 million for capitalized mill maintenance, $1 million for powerhouse rebuilds, and $1 million for the tailings storage facility.

The Masbate Mine is expected to produce between 170,000 and 190,000 ounces of gold in 2024 at cash operating costs of between $945 and $1,005 per ounce and all-in sustaining costs of between $1,300 and $1,360 per ounce. Gold production is scheduled to be relatively consistent throughout 2024. For 2024, Masbate is expected to process 7.9 million tonnes of ore at an average grade of 0.93 g/t with a process gold recovery of 76.0%. Mill feed will be a blend of mined fresh ore and low-grade ore stockpiles.

Capital expenditures for 2024 at Masbate are expected to total $49 million, of which approximately $33 million is classified as sustaining capital expenditures and $16 million is classified as non-sustaining capital expenditures. Sustaining capital expenditures are anticipated to include $16 million for mining and mobile equipment replacement and rebuilds, $6 million for deferred stripping, $6 million for process plant, and $3 million for tailings storage facility expansion. Non-sustaining capital expenditures are anticipated to include $16 million for land acquisition and mine development.

Otjikoto Mine - Namibia

	Three months ended		Year ended
	December 31		December 31
	2023	2022	2023	2022

Gold revenue ($ in thousands)	149,402	83,337	417,589	280,394
Gold sold (ounces)	75,100	47,690	214,800	155,540
Average realized gold price ($/ounce)	1,989	1,747	1,944	1,803
Tonnes of ore milled	888,561	839,599	3,443,308	3,412,960
Grade (grams/tonne)	2.88	2.25	1.91	1.50
Recovery (%)	98.5	98.8	98.6	98.5
Gold production (ounces)	81,111	60,068	208,598	161,614
Production costs ($ in thousands)	37,752	27,278	122,030	122,292
Cash operating costs(1) ($/gold ounce sold)	503	572	568	786
Cash operating costs(1) ($/gold ounce produced)	451	465	585	769
Total cash costs(1) ($/gold ounce sold)	582	642	646	858
All-in sustaining costs(1) ($/gold ounce sold)	816	965	984	1,161
Capital expenditures ($ in thousands)	14,797	19,521	61,063	79,096
Exploration ($ in thousands)	1,410	1,201	3,863	3,476

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, had a strong finish to 2023 and produced an annual record of 208,598 ounces of gold, at the upper end of the guidance range of 190,000 to 210,000 ounces, mainly due to improved processed grade as a result of higher-grade ore mined from the Wolfshag underground mine. For the year ended December 31, 2023, mill feed grade was 1.91 g/t, mill throughput was 3.44 million tonnes, and gold recovery averaged 98.6%. In the fourth quarter of 2023, the Otjikoto Mine produced a quarterly record of 81,111 ounces of gold. For the fourth quarter of 2023, mill feed grade was 2.88 g/t, mill throughput was 0.89 million tonnes, and gold recovery averaged 98.5%.

As of the beginning of 2023, the Probable Mineral Reserve estimate for the Wolfshag deposit included 203,000 ounces of gold in 1.1 million tonnes of ore at an average grade of 5.55 g/t gold. Open pit mining operations at the Otjikoto Mine are scheduled to ramp down throughout 2024 and conclude in 2025, while underground mining operations at Wolfshag are expected to continue through 2026. Processing operations will continue through 2031, when economically viable stockpiles are forecast to be exhausted.

On January 31, 2024, the Company announced positive exploration drilling results from the Antelope deposit at the Otjikoto Mine. The Antelope deposit, comprised of the Springbok Zone, the Oryx Zone, and a possible third structure, Impala, subject to further confirmatory drilling, is located approximately 3 km south of the Otjikoto Phase 5 open pit. The Antelope deposit has the potential to be developed as an underground mining operation, which could complement the expected processing of low-grade stockpiles at the Otjikoto mill from 2026 through 2031.

The Otjikoto Mine's cash operating costs (see “Non-IFRS Measures”) for the year ended December 31, 2023 were $585 per gold ounce produced ($568 per gold ounce sold), within its revised guidance range of between $545 and $605 per gold ounce produced and below its original guidance range between $590 and $650 per gold ounce produced. Cash operating costs per gold ounce produced for the year ended December 31, 2023 were lower than expectations as a result of higher than expected gold ounces produced and lower operating costs due to a weaker than anticipated Namibian dollar. For the fourth quarter of 2023, the Otjikoto Mine's cash operating costs were $451 per gold ounce produced ($503 per ounce gold sold).

All-in sustaining costs (see “Non-IFRS Measures”) for the Otjikoto Mine for the year ended December 31, 2023 were $984 per gold ounce sold, within its revised guidance range of between $950 and $1,010 per ounce sold and well below its original guidance range of between $1,080 and $1,140 per ounce sold. All-in sustaining costs for the year ended December 31, 2023 were below the low end of its original guidance range as a result of higher than anticipated gold ounces sold, lower than expected cash operating costs and lower than anticipated sustaining capital expenditures primarily related to deferred stripping and underground development. All-in sustaining costs for the Otjikoto Mine for the fourth quarter of 2023 were $816 per gold ounce sold.

Capital expenditures totalled $61 million in 2023, primarily consisting of $47 million for deferred stripping for the Otjikoto pit, $10 million for Wolfshag underground development, and $2 million in mobile equipment rebuilds. Capital expenditures for the fourth quarter of 2023 totalled $15 million, primarily consisting of $10 million for deferred stripping for the Otjikoto pit and $3 million for Wolfshag underground development.

The Otjikoto Mine is expected to produce between 180,000 and 200,000 ounces of gold in 2024 at cash operating costs of between $685 and $745 per ounce and all-in sustaining costs of between $960 and $1,020 per ounce. Gold production at Otjikoto is expected to be relatively consistent throughout 2024. For 2024, Otjikoto is expected to process a total of 3.4 million tonnes of ore at an average grade of 1.77 g/t with a process gold recovery of 98.0%. Processed ore will be sourced from the Otjikoto pit and the Wolfshag underground mine, supplemented by existing medium and high-grade ore stockpiles.

Capital expenditures in 2024 at Otjikoto are expected to total $33 million, of which approximately $32 million is classified as sustaining capital expenditures and $1 million is classified as non-sustaining capital expenditures. Sustaining capital expenditures are anticipated to include $32 million for deferred stripping and deferred underground development.

Goose Project Development

On April 19, 2023, the Company completed the acquisition of Sabina Gold & Silver Corp. (“Sabina”), resulting in the Company acquiring Sabina's 100% owned Back River Gold District located in Nunavut, Canada by issuing approximately 216 million common shares of B2Gold as consideration. The Back River Gold District consists of five mineral claims blocks along an 80 km belt.

B2Gold recognizes that respect and collaboration with the Kitikmeot Inuit Association (“KIA”) is central to the license to operate in the Back River Gold District and will continue to prioritize developing the project in a manner that recognizes Inuit priorities, addresses concerns, and brings long-term socio-economic benefits to the Kitikmeot Region. B2Gold looks forward to continuing to build on its strong collaboration with the KIA and Kitikmeot Communities.

Construction at the Goose Project continues to progress on track, with the project remaining on schedule to pour first gold in the first quarter of 2025. Concrete and steel works in the mill area to date are progressing ahead of schedule. Exterior cladding of the mill building and truck shop is complete and cladding of the power house will commence in the first quarter of 2024. Enclosure of these buildings has allowed for work to continue through the colder months and remain on schedule. Additionally, the ball mill will be set in place in the first quarter of 2024, approximately four months ahead of schedule, and the focus will switch to piping, electrical, and mechanical systems as materials begin to arrive via the WIR from the MLA. Crews for installation of piping, electrical, and mechanical systems have been mobilized and will work within the enclosed workshops and buildings as the site ramps up to peak 2024 construction season. Progress to date has considerably de-risked the Goose Project as the site ramps up to the peak 2024 construction season.

Following the successful completion of the 2023 sealift, construction of the 163 km WIR between the MLA and the Goose Project is being finalized. The WIR is scheduled to be fully operational by February 23, 2024, transporting all required materials from the MLA to the Goose Project site by the end of April 2024, keeping the Goose Project on schedule to pour first gold in the first quarter of 2025.

After completing a detailed review of the Goose Project design, materials, and construction schedule as part of the 2024 budgeting process, the Company has revised the total construction capital estimate from C$800 million to C$1,050 million. Most of the increase in the construction capital estimate relates to underestimated labour and site operating costs in the feasibility study, along with additional general inflationary impacts on construction materials, consumables, and transportation costs. In addition, a detailed review of the project design has identified deficiencies in project components including power generation and distribution, laboratory, piping, and controls and instrumentation, which are being corrected to deliver a reliable operation. In 2024, B2Gold expects to incur approximately C$280 million in construction capital costs. Future construction cost variance is expected to be minimal as over half of the construction capital costs to be incurred in 2024 are related to labour in order to bring the project close to commissioning by the end of the year, and all major components have been purchased or are under contract. In the fourth quarter of 2023 and post-acquisition to December 31, 2023, the Company incurred $126 million (C$171 million) and $282 million (C$381 million), respectively for construction activities at the Goose Project.

In addition, the net cost of open pit and underground development, deferred stripping, and sustaining capital expenditures to be incurred prior to first gold production is estimated at approximately C$200 million (including approximately C$125 million of direct mining costs related to open pit and underground development). The cost of these initiatives is primarily related to optimization changes in the underground mine plan as a result of switching the underground mining method to long-hole stoping and prioritizing ore from the Umwelt crown pillar area ahead of the zones below. It is anticipated that the increase in underground development costs will be offset during operations through lower sustainable operating costs than could be achieved with the cut-and-fill underground mining method. Additionally, B2Gold has elected to advance open pit mining of the Echo Pit, which is underway and will produce construction fill, stockpile ore, and provide tailings storage capacity. Open pit mining of the Umwelt Pit is expected to commence later in the first quarter of 2024 and will produce much of the commissioning ore as well as future tailings storage. In 2024, B2Gold expects to incur approximately C$170 million in open pit and underground development, deferred stripping, and sustaining capital expenditures.

In 2024, the Company will undertake a buildup of working capital over the Goose Project construction period up to the first quarter of 2025 in order to materially de-risk the execution of the production ramp-up phase and initial years of operation by including 2025 and certain 2026 consumables and sustaining capital equipment on the 2024 sealift. Areas of focus for working capital include: accelerated purchase and additional storage of diesel fuel to manage the requirements for operations in 2025 and part of 2026; critical inventory of consumables and spares for mining and processing to avoid the requirement for air transport; and development of open pit and underground ore stockpiles to provide a consistent and uninterrupted feed to the process plant. The Company estimates that approximately C$205 million of fuel, reagents, and other working capital items will be purchased in 2024 to build up site inventory levels, which will substantially de-risk the project from operational and supply chain disruptions. Post-acquisition to December 31, 2023, $57 million of consumables inventory costs were incurred, including long-term consumables of $44 million.

Fekola Complex Development

Based on B2Gold's preliminary planning, the Anaconda Area could provide selective higher-grade saprolite material (average annual grade of up to 2.2 g/t gold) to be trucked approximately 20 km and fed into the Fekola mill at a rate of up to 1.5 million tonnes per annum. Trucking of selective higher-grade saprolite material from the Anaconda Area to the Fekola mill will increase the ore processed and has the potential to generate approximately 80,000 to 100,000 ounces of gold production per year from Fekola Regional sources. Receipt of a mining permit for the Fekola Regional licenses remains outstanding pending finalization of an implementation decree for the new 2023 Mining Code by the State of Mali. The Company does not currently forecast any production from Fekola Regional in the Company's 2024 guidance, with production now expected to commence at the beginning of 2025. If an exploitation license for Fekola Regional is received in the first half of 2024, there is potential for 2024 Fekola Complex production to be supplemented with up to 18,000 ounces of higher-grade ore from Fekola Regional. In addition, if the Company is successful in discovering additional sulphide ore across the Fekola Complex, the trucking of oxide ore from Fekola Regional to the Fekola mill may potentially be extended. B2Gold recently held meetings with the representatives of the Government of Mali regarding the 2023 Mining Code. The Government of Mali assisted the Company in clarifying the application of the 2023 Mining Code to existing and future projects in Mali, and also expressed their desire for B2Gold to rapidly progress the development of Fekola Regional and committed to assisting the Company in such development.

For the fourth quarter of 2023 and the year ended December 31, 2023, the Company invested $10 million and $56 million respectively, in the development of Fekola Regional (Anaconda Area) saprolite mining including road construction, mine infrastructure, and mining equipment. For 2023, the Company had budgeted a total of $63 million for Fekola Regional development.

Gramalote Project Development

B2Gold's in-house projects team has commenced work on various smaller scale project development plans for the Gramalote Project, with the goal of identifying a higher-return project than the previously contemplated joint venture development plan. Based on the results of the 2022 Gramalote feasibility study, the contemplated larger scale project did not meet the combined investment return thresholds for development by both B2Gold and AngloGold. In 2023, B2Gold completed a detailed review of the Gramalote Project, including the facility size and location, power supply, mining and processing options, tailings design, resettlement, potential construction sequencing, and camp design to identify potential cost savings to develop a smaller scale project. The results of the review allowed the Company to determine the optimal parameters and assumptions for a formal study, which commenced in the fourth quarter of 2023, with the goal of completing a PEA by the end of the second quarter of 2024.

Exploration

B2Gold executed another year of aggressive exploration in 2023 incurring $78 million (including $2 million of target generation costs included in other operating expenses in the Consolidated Statement of Operations) compared to a revised budget of approximately $84 million (original budget of $64 million). Exploration in 2023 was focused predominantly in Mali, other operating mine sites in Namibia and the Philippines, both infill and generative exploration at the Back River Gold District, as well as a continued focus on grassroots targets around the world.

B2Gold is planning another year of extensive exploration in 2024 with a budget of approximately $63 million. A significant focus will be exploration at the Back River Gold District, with the goal of enhancing and growing the significant resource base at the Goose Project and surrounding regional targets. In Namibia, the exploration program at the Otjikoto Mine will be the largest program since 2012, with 39,000 meters of drilling planned to define and expand the recently discovered Antelope deposit. In Mali, the exploration program will be a more strategic search for near-mine, near-surface sources of additional sulphide-related gold mineralization. In the Philippines, the exploration program at Masbate will focus on converting inferred mineral resource areas and expanding the existing open pits. Early stage exploration programs will continue in Finland, the Philippines, and Cote d'Ivoire in 2024. Finally, the search for new joint ventures and strategic investment opportunities will continue, building on existing equity investments in Snowline Gold Corp. and Matador Mining Ltd.

Outlook

Total gold production in 2024 is anticipated to be between 860,000 and 940,000 ounces, including 40,000 to 50,000 ounces of attributable production from Calibre. Production is expected to be relatively consistent throughout 2024, with third quarter production expected to be slightly lower and fourth quarter production expected to be slightly higher. The expected decrease in gold production relative to 2023 is predominantly due to lower production at the Fekola Complex as a result of the delay in receiving an exploitation license for Fekola Regional from the Government of Mali, delaying the 80,000 to 100,000 ounces that were scheduled in the life of mine plan to be trucked to the Fekola mill and processed in 2024. The contribution of this gold production from Fekola Regional is now assumed to commence at the beginning of 2025. The Company's total consolidated cash operating costs for the year (including estimated attributable results for Calibre) are forecast to be between $835 and $895 per gold ounce produced and total consolidated all-in sustaining costs (including estimate attributable results for Calibre) are forecast to be between $1,360 and $1,420 per gold ounce sold. The anticipated increase in the Company's consolidated cash operating costs per ounce for 2024 reflects the processing of lower-grade ore at Fekola in 2024. The total consolidated all-in sustaining costs per ounce for 2024 reflect the final full year of spending on both the new Fekola tailings storage facility and the Fekola solar plant expansion, in addition to the ongoing substantial capitalized stripping campaign planned at Fekola for 2024.

B2Gold consolidated gold production is expected to increase to record levels in 2025. Based on current estimates, consolidated gold production in 2025 is expected to be between 1,130,000 and 1,260,000 ounces, driven by a significant increase in gold production from the Fekola Complex, relative to 2024, as a result of the scheduled mining and processing of higher-grade ore from the Fekola and Cardinal pits made accessible by the meaningful stripping campaign that will be undertaken throughout 2024, a full year contribution of higher-grade ore from Fekola Regional, and commencement of mining from the higher-grade Fekola underground (subject to receipt of necessary permits for Fekola Regional and Fekola underground). In addition, the Goose Project is expected to commence gold production in the first quarter of 2025 and contribute between 220,000 and 260,000 ounces of gold production in calendar year 2025. The Company still expects gold production from the Goose Project to be approximately 300,000 ounces per year over the first five years of operation. As a result of the expected completion of several capital projects in 2024 and early 2025, the Company also expects that there will be a significant decrease in both sustaining and growth capital expenditures in 2025.

Construction of the Goose Project is progressing on track, with the project remaining on schedule for first gold pour in the first quarter of 2025. Construction continues ahead of schedule within the mill and processing buildings, along with preparatory work for peak construction activities in the second and third quarters of 2024. Mine development is well underway at the Echo Pit and Umwelt Underground mine to generate high-grade stockpiles prior to mill commissioning. Following the successful completion of the 2023 sealift, construction of the WIR is being finalized and scheduled to be fully operational by February 23, 2024, transporting all required materials from the MLA to the Goose Project site by the end of April 2024.

Results of the Fekola Complex technical report outlining the trucking of ore from the Anaconda Area will be released in the first quarter of 2024. Results indicate that the trucking of both oxide and sulphide ore from Fekola Regional to be toll milled by the Fekola mill is the optimal option to maximize the value of Fekola Regional, and to extend the processing life of the Fekola mill.

The Company has completed a detailed review of the Gramalote Project, including the facility size and location, power supply, mining and processing options, tailings design, resettlement, potential construction sequencing, and camp design to identify potential cost savings to develop a smaller scale project. A formal study commenced in the fourth quarter of 2023, with the goal of completing a PEA by the end of the second quarter of 2024.

The Company's ongoing strategy is to continue to maximize profitable production from its mines, further advance its pipeline of remaining development and exploration projects, evaluate new exploration, development and production opportunities and continue to pay an industry leading dividend yield.

Fourth Quarter and Full Year 2023 Financial Results - Conference Call Details

B2Gold executives will host a conference call to discuss the results on Thursday, February 22, 2024, at 8:00 am PT / 11:00 am ET.

Participants may register for the conference call here: registration link. Upon registering, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call. Registration will remain open until the end of the conference call. Participants may also dial in using the numbers below:

  Toll-free in U.S. and Canada: +1 (800) 319-4610
  All other callers: +1 (604) 638-5340

The conference call will be available to playback for two weeks by dialing toll-free in the U.S. and Canada: +1 (800) 319-6413, replay access code 0672. All other callers: +1 (604) 638-9010, replay access code 0672.

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, a mine under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland. B2Gold forecasts total consolidated gold production of between 860,000 and 940,000 ounces in 2024.

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Andrew Brown, P. Geo., Vice President, Geology & Technical Services, a qualified person under NI 43-101, has approved the scientific and technical information related to exploration and mineral resource matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 16, 2023 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis, which if they occur, would have on our business, our planned capital and exploration expenditures; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2024; total consolidated gold production of between 860,000 and 940,000 ounces in 2024, with cash operating costs of between $835 and $895 per ounce and AISC of between $1,360 and $1,420 per ounce; the Company’s gold production to be relatively consistent throughout 2024; consolidated gold production of between 1,130,000 and 1,260,000 ounces in 2025, including a significant increase in the gold production at the Fekola Complex, with expected lower consolidated AISC; B2Gold’s continued prioritization of developing the Goose Project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Project capital cost being approximately C$1,050 million, and the net cost of open pit and underground development, deferred stripping, and sustaining capital expenditures to be incurred prior to first gold production being approximately C$200 million; the construction capital cost to complete the Goose Project being approximately C$335 million; the WIR at the Goose Project being operational by February 23, 2024; the potential for first gold production in the first quarter of 2025 from the Goose Project; the Company’s total capitalized stripping expenditures moderating in 2024; the potential for Fekola Regional to provide saprolite material to feed the Fekola mill within three months after receipt of an exploitation license; the timing and results of a study for the Fekola Complex optimization study; the significant increase in gold production in 2025 from the Fekola Complex as a result of the scheduled ore from Fekola Regional and commencement of mining at Fekola underground; the impact of the 2023 Mali Mining Code; the potential to extend Wolfshag underground mine past 2026; the potential for the Antelope deposit to be developed as an underground operation and contribute gold during the low-grade stockpile processing in 2026 through 2031; the timing and results of a PEA for the Gramalote Project; and B2Gold’s attributable share of Calibre’s production. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained or referenced in this news release may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

B2GOLD CORP. CONSOLIDATED STATEMENTS OF OPERATIONS (Expressed in thousands of United States dollars, except per share amounts) (Unaudited)

	For the three months ended Dec. 31, 2023	For the three months ended Dec. 31, 2022	For the twelve months ended Dec. 31, 2023	For the twelve months ended Dec. 31, 2022

Gold revenue	$511,974	$592,468	$1,934,272	$1,732,590

Cost of sales
Production costs	(164,406)	(159,559)	(616,197)	(626,526)
Depreciation and depletion	(108,983)	(130,508)	(402,371)	(383,852)
Royalties and production taxes	(33,042)	(41,733)	(135,703)	(117,968)
Total cost of sales	(306,431)	(331,800)	(1,154,271)	(1,128,346)

Gross profit	205,543	260,668	780,001	604,244

General and administrative	(21,194)	(20,718)	(62,364)	(54,479)
Share-based payments	(5,187)	(6,590)	(20,921)	(24,843)
(Impairment) reversal of impairment of long-lived assets	(205,666)	—	(322,148)	909
Write-down of mining interests	(2,883)	(5,281)	(19,905)	(12,366)
Foreign exchange (losses) gains	(1,432)	6,385	(16,020)	(10,054)
Share of net income of associates	2,322	1,192	19,871	10,183
Restructuring charges	—	—	(12,151)	—
Community relations	(1,322)	(793)	(5,205)	(2,738)
Loss on sale on sale of mining interest	—	—	—	(2,804)
Other expense	(5,365)	(2,909)	(13,761)	(5,655)
Operating (loss) income	(35,184)	231,954	327,397	502,397

Interest and financing expense	(4,893)	(2,859)	(13,925)	(10,842)
Interest income	2,778	4,168	18,519	11,964
Change in fair value of gold stream	(18,800)	—	(12,300)	—
(Losses) gains on derivative instruments	(1,393)	672	4,699	18,969
Other income (expense)	1,012	1,616	(4,057)	8,129
(Loss) income from operations before taxes	(56,480)	235,551	320,333	530,617

Current income tax, withholding and other taxes	(73,926)	(107,496)	(290,081)	(247,811)
Deferred income tax recovery	13,010	48,413	11,336	3,917
Net (loss) income for the period	$(117,396)	$176,468	$41,588	$286,723

Attributable to:
Shareholders of the Company	$(113,224)	$157,756	$10,097	$252,873
Non-controlling interests	(4,172)	18,712	31,491	33,850
Net (loss) income for the period	$(117,396)	$176,468	$41,588	$286,723

(Loss) earnings per share (attributable to shareholders of the Company)
Basic	$(0.09)	$0.15	$0.01	$0.24
Diluted	$(0.09)	$0.15	$0.01	$0.24

Weighted average number of common shares outstanding (in thousands)
Basic	1,300,791	1,074,448	1,232,092	1,064,259
Diluted	1,300,791	1,080,704	1,237,404	1,071,004

B2GOLD CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in thousands of United States dollars) (Unaudited)

	For the three months ended Dec. 31, 2023	For the three months ended Dec. 31, 2022	For the twelve months ended Dec. 31, 2023	For the twelve months ended Dec. 31, 2022
Operating activities
Net (loss) income for the period	$(117,396)	$176,468	$41,588	$286,723
Mine restoration provisions settled	(1,374)	(793)	(2,297)	(793)
Non-cash charges, net	339,461	94,244	794,961	425,944
Changes in non-cash working capital	523	39,229	(6,538)	(48,604)
Changes in long-term supplies inventory	11,870	—	(18,537)	—
Changes in long-term value added tax receivables	(27,641)	(38,657)	(94,724)	(67,472)
Cash provided by operating activities	205,443	270,491	714,453	595,798

Financing activities
Extinguishment of gold stream and construction financing obligations	—	—	(111,819)	—
Revolving credit facility draw downs	150,000	—	150,000	—
Revolving credit facility transaction costs	—	—	(3,296)	(2,401)
Repayment of equipment loan facilities	(3,388)	(7,428)	(13,301)	(19,802)
Interest and commitment fees paid	(1,119)	(1,407)	(4,582)	(4,456)
Cash proceeds from stock option exercises	460	1,310	12,854	14,276
Dividends paid	(46,640)	(42,940)	(186,724)	(170,635)
Principal payments on lease arrangements	(1,565)	(1,217)	(6,189)	(6,616)
Distributions to non-controlling interests	(16,435)	(2,503)	(34,316)	(30,331)
Other	842	6,162	4,863	8,680
Cash used by financing activities	82,155	(48,023)	(192,510)	(211,285)

Investing activities
Expenditures on mining interests:
Fekola Mine	(87,830)	(48,843)	(298,942)	(117,622)
Masbate Mine	(9,195)	(9,620)	(30,142)	(39,528)
Otjikoto Mine	(14,797)	(19,521)	(61,063)	(79,096)
Goose Project	(125,644)	—	(282,338)	—
Fekola Regional Property, pre-development	(9,630)	(14,226)	(55,975)	(26,309)
Gramalote Project	(3,812)	(3,077)	(6,380)	(15,887)
Other exploration	(17,692)	(18,124)	(76,005)	(63,629)
Cash acquired on acquisition of Sabina Gold & Silver Corp.	—	—	38,083	—
Transaction costs paid on acquisition of Sabina Gold & Silver Corp.	—	—	(6,672)	—
Purchase of long-term investment	(523)	—	(33,282)	—
Cash paid for acquisition of Gramalote Property interest	(20,393)	—	(20,393)	—
Funding of reclamation accounts	(1,712)	(1,694)	(6,541)	(6,746)
Cash paid for purchase of non-controlling interest	—	(3,336)	(6,704)	(3,336)
Deferred consideration received	—	—	3,850	45,000
Loan to associate	—	—	(2,458)	(5,000)
Cash paid for acquisition of Bakolobi Property	—	—	—	(48,258)
Cash paid for acquisition of Oklo Resources Limited	—	—	—	(21,130)
Cash acquired on acquisition of Oklo Resources Limited	—	—	—	1,415
Cash paid on exercise of mineral property option	—	—	—	(7,737)
Other	3,809	(2,187)	(377)	(919)
Cash used by investing activities	(287,419)	(120,628)	(845,339)	(388,782)

Increase (decrease) in cash and cash equivalents	179	101,840	(323,396)	(4,269)

Effect of exchange rate changes on cash and cash equivalents	(2,853)	650	(21,655)	(16,784)
Cash and cash equivalents, beginning of period	309,569	549,456	651,946	672,999
Cash and cash equivalents, end of period	$306,895	$651,946	$306,895	$651,946

B2GOLD CORP. CONSOLIDATED BALANCE SHEETS (Expressed in thousands of United States dollars)

	As at December 31, 2023	As at December 31, 2022
Assets
Current
Cash and cash equivalents	$306,895	$651,946
Accounts receivable, prepaids and other	27,491	28,811
Deferred consideration receivable	—	3,850
Value-added and other tax receivables	29,848	18,533
Inventories	346,495	332,031
	710,729	1,035,171

Long-term investments	86,007	31,865
Value-added tax receivables	199,671	121,323
Mining interests	3,563,490	2,274,730
Investments in associates	134,092	120,049
Long-term stockpile	56,497	48,882
Long-term supplies inventory	43,571	—
Other assets	63,635	49,213
Deferred income taxes	16,927	—
	$4,874,619	$3,681,233
Liabilities
Current
Accounts payable and accrued liabilities	$167,117	$114,791
Current income and other taxes payable	120,679	95,623
Current portion of long-term debt	16,256	15,519
Current portion of mine restoration provisions	3,050	5,545
Other current liabilities	6,369	2,138
	313,471	233,616

Long-term debt	175,869	41,709
Gold stream obligation	139,600	—
Mine restoration provisions	104,607	95,568
Deferred income taxes	188,106	182,515
Employee benefits obligation	19,171	8,121
Other long-term liabilities	23,820	7,915
	964,644	569,444
Equity
Shareholders’ equity
Share capital	3,454,811	2,487,624
Contributed surplus	84,970	78,232
Accumulated other comprehensive loss	(125,256)	(145,869)
Retained earnings	395,854	588,139
	3,810,379	3,008,126
Non-controlling interests	99,596	103,663
	3,909,975	3,111,789
	$4,874,619	$3,681,233

NON-IFRS MEASURES

Cash operating costs per gold ounce sold and total cash costs per gold ounce sold

‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	82,921	43,733	37,752	164,406	17,395	181,801
Royalties and production taxes	20,891	6,185	5,966	33,042	1,418	34,460

Total cash costs	103,812	49,918	43,718	197,448	18,813	216,261

Gold sold (ounces)	128,321	53,500	75,100	256,921	18,059	274,980

Cash operating costs per ounce ($/gold ounce sold)	646	817	503	640	963	661

Total cash costs per ounce ($/gold ounce sold)	809	933	582	769	1,042	786

	For the three months ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	85,053	47,228	27,278	159,559	16,636	176,195
Royalties and production taxes	32,660	5,757	3,316	41,733	1,137	42,870

Total cash costs	117,713	52,985	30,594	201,292	17,773	219,065

Gold sold (ounces)	237,800	53,865	47,690	339,355	15,141	354,496

Cash operating costs per ounce ($/gold ounce sold)	358	877	572	470	1,099	497

Total cash costs per ounce ($/gold ounce sold)	495	984	642	593	1,174	618

	For the year ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	333,215	160,952	122,030	616,197	67,766	683,963
Royalties and production taxes	95,576	23,439	16,688	135,703	5,053	140,756

Total cash costs	428,791	184,391	138,718	751,900	72,819	824,719

Gold sold (ounces)	588,460	190,800	214,800	994,060	68,725	1,062,785

Cash operating costs per ounce ($/gold ounce sold)	566	844	568	620	986	644

Total cash costs per ounce ($/gold ounce sold)	729	966	646	756	1,060	776

	For the year ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	326,529	177,705	122,292	626,526	58,368	684,894
Royalties and production taxes	83,893	22,887	11,188	117,968	4,163	122,131

Total cash costs	410,422	200,592	133,480	744,494	62,531	807,025

Gold sold (ounces)	599,600	214,015	155,540	969,155	55,117	1,024,272

Cash operating costs per ounce ($/gold ounce sold)	545	830	786	646	1,059	669

Total cash costs per ounce ($/gold ounce sold)	684	937	858	768	1,135	788

Cash operating costs per gold ounce produced

In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	82,921	43,733	37,752	164,406	17,395	181,801
Inventory sales adjustment	3,618	(1,430)	(1,160)	1,028	—	1,028

Cash operating costs	86,539	42,303	36,592	165,434	17,395	182,829

Gold produced (ounces)	143,010	46,490	81,111	270,611	18,054	288,665

Cash operating costs per ounce ($/gold ounce produced)	605	910	451	611	963	633

	For the three months ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	85,053	47,228	27,278	159,559	16,636	176,195
Inventory sales adjustment	(82)	(4,781)	662	(4,201)	—	(4,201)

Cash operating costs	84,971	42,447	27,940	155,358	16,636	171,994

Gold produced (ounces)	244,014	48,687	60,068	352,769	15,101	367,870

Cash operating costs per ounce ($/gold ounce produced)	348	872	465	440	1,102	468

	For the year ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	333,215	160,952	122,030	616,197	67,766	683,963
Inventory sales adjustment	4,161	5,362	72	9,595	—	9,595

Cash operating costs	337,376	166,314	122,102	625,792	67,766	693,558

Gold produced (ounces)	590,243	193,502	208,598	992,343	68,717	1,061,060

Cash operating costs per ounce ($/gold ounce produced)	572	859	585	631	986	654

	For the year ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	326,529	177,705	122,292	626,526	58,368	684,894
Inventory sales adjustment	(4,959)	(3,895)	1,938	(6,916)	—	(6,916)

Cash operating costs	321,570	173,810	124,230	619,610	58,368	677,978

Gold produced (ounces)	598,661	212,728	161,614	973,003	54,871	1,027,874

Cash operating costs per ounce ($/ gold ounce produced)	537	817	769	637	1,064	660

All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.

Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.

B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to RSUs/DSUs/PSUs/RPUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.

The table below shows a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	82,921	43,733	37,752	—	164,406	17,395	181,801
Royalties and production taxes	20,891	6,185	5,966	—	33,042	1,418	34,460
Corporate administration	4,760	1,159	1,190	14,032	21,141	813	21,954
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	34	—	—	3,706	3,740	—	3,740
Community relations	1,087	40	195	—	1,322	—	1,322
Reclamation liability accretion	433	322	324	—	1,079	—	1,079
Realized gains on fuel derivative contracts	(1,393)	(1,038)	(277)	—	(2,708)	—	(2,708)
Sustaining lease expenditures	818	306	(49)	490	1,565	—	1,565
Sustaining capital expenditures(2)	73,764	8,049	14,797	—	96,610	1,191	97,801
Sustaining mine exploration(2)	2,022	1,067	1,410	—	4,499	38	4,537

Total all-in sustaining costs	185,337	59,823	61,308	18,228	324,696	20,855	345,551

Gold sold (ounces)	128,321	53,500	75,100	—	256,921	18,059	274,980

All-in sustaining cost per ounce ($/gold ounce sold)	1,444	1,118	816	—	1,264	1,155	1,257

(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	87,830	9,195	14,797	111,822	1,191	113,013
Road construction	(52)	—	—	(52)	—	(52)
Fekola underground	(14,014)	—	—	(14,014)	—	(14,014)
Other	—	(948)	—	(948)	—	(948)
Land acquisitions	—	(198)	—	(198)	—	(198)

Sustaining capital expenditures	73,764	8,049	14,797	96,610	1,191	97,801

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	2,022	1,067	1,410	4,499	38	4,537
Regional exploration	—	—	—	—	—	—

Sustaining mine exploration	2,022	1,067	1,410	4,499	38	4,537

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	85,053	47,228	27,278	—	159,559	16,636	176,195
Royalties and production taxes	32,660	5,757	3,316	—	41,733	1,137	42,870
Corporate administration	3,955	1,201	1,290	14,272	20,718	768	21,486
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	4,157	4,157	—	4,157
Community relations	564	81	148	—	793	—	793
Reclamation liability accretion	300	286	216	—	802	—	802
Realized gains on fuel derivative contracts	(1,189)	(1,910)	(745)	—	(3,844)	—	(3,844)
Sustaining lease expenditures	348	295	129	445	1,217	—	1,217
Sustaining capital expenditures(2)	45,790	9,378	13,480	—	68,648	204	68,852
Sustaining mine exploration(2)	985	1,648	922	—	3,555	—	3,555

Total all-in sustaining costs	168,466	63,964	46,034	18,874	297,338	18,745	316,083

Gold sold (ounces)	237,800	53,865	47,690	—	339,355	15,141	354,496

All-in sustaining cost per ounce ($/gold ounce sold)	708	1,187	965	—	876	1,238	892

(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	48,843	9,620	19,521	77,984	204	78,188
Cardinal mobile equipment	(947)	—	—	(947)	—	(947)
Tailings facility life-of-mine study	(887)	—	—	(887)	—	(887)
Fekola underground study	(740)	—	—	(740)	—	(740)
Other	(479)	—	(87)	(566)	—	(566)
Land acquisitions	—	(242)	—	(242)	—	(242)
Underground development	—	—	(5,466)	(5,466)	—	(5,466)
National power grid connection	—	—	(488)	(488)	—	(488)

Sustaining capital expenditures	45,790	9,378	13,480	68,648	204	68,852

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	1,366	1,648	1,201	4,215	—	4,215
Regional exploration	(381)	—	(279)	(660)	—	(660)

Sustaining mine exploration	985	1,648	922	3,555	—	3,555

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the year ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	333,215	160,952	122,030	—	616,197	67,766	683,963
Royalties and production taxes	95,576	23,439	16,688	—	135,703	5,053	140,756
Corporate administration	12,201	2,921	5,339	41,850	62,311	2,794	65,105
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	43	—	—	16,188	16,231	—	16,231
Community relations	3,773	163	1,269	—	5,205	—	5,205
Reclamation liability accretion	1,552	1,181	1,181	—	3,914	—	3,914
Realized gains on fuel derivative contracts	(4,169)	(3,824)	(1,206)	—	(9,199)	—	(9,199)
Sustaining lease expenditures	1,935	1,218	1,145	1,891	6,189	—	6,189
Sustaining capital expenditures(2)	255,026	28,194	61,063	—	344,283	8,518	352,801
Sustaining mine exploration(2)	3,728	3,808	3,863	—	11,399	57	11,456

Total all-in sustaining costs	702,880	218,052	211,372	59,929	1,192,233	84,188	1,276,421

Gold sold (ounces)	588,460	190,800	214,800	—	994,060	68,725	1,062,785

All-in sustaining cost per ounce ($/gold ounce sold)	1,194	1,143	984	—	1,199	1,225	1,201

(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the year ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	298,942	30,142	61,063	390,147	8,518	398,665
Road construction	(5,335)	—	—	(5,335)	—	(5,335)
Fekola underground	(38,581)	—	—	(38,581)	—	(38,581)
Land acquisitions	—	(198)	—	(198)	—	(198)
Other	—	(1,750)	—	(1,750)	—	(1,750)

Sustaining capital expenditures	255,026	28,194	61,063	344,283	8,518	352,801

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements (dollars in thousands):

	For the year ended December 31, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	3,728	3,808	3,863	11,399	57	11,456
Regional exploration	—	—	—	—	—	—

Sustaining mine exploration	3,728	3,808	3,863	11,399	57	11,456

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the annual consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the year ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	326,529	177,705	122,292	—	626,526	58,368	684,894
Royalties and production taxes	83,893	22,887	11,188	—	117,968	4,163	122,131
Corporate administration	10,093	3,019	5,380	35,987	54,479	3,101	57,580
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	—	—	—	15,314	15,314	—	15,314
Community relations	1,311	272	1,155	—	2,738	—	2,738
Reclamation liability accretion	942	940	688	—	2,570	—	2,570
Realized gains on fuel derivative contracts	(11,097)	(12,766)	(5,549)	—	(29,412)	—	(29,412)
Sustaining lease expenditures	871	1,230	2,307	2,208	6,616	—	6,616
Sustaining capital expenditures(2)	100,479	38,265	40,572	—	179,316	2,603	181,919
Sustaining mine exploration(2)	6,805	4,759	2,522	—	14,086	—	14,086

Total all-in sustaining costs	519,826	236,311	180,555	53,509	990,201	68,235	1,058,436

Gold sold (ounces)	599,600	214,015	155,540	—	969,155	55,117	1,024,272

All-in sustaining cost per ounce ($/gold ounce sold)	867	1,104	1,161	—	1,022	1,238	1,033

(1) Included as a component of Share-based payments on the Consolidated Statement of Operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the annual consolidated financial statements (dollars in thousands):

	For the year ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	117,622	39,528	79,096	236,246	2,603	238,849
Cardinal mobile equipment	(9,849)	—	—	(9,849)	—	(9,849)
Tailings facility life-of-mine study	(5,216)	—	—	(5,216)	—	(5,216)
Fekola underground study	(1,378)	—	—	(1,378)	—	(1,378)
Land acquisitions	—	(1,229)	—	(1,229)	—	(1,229)
Other	(700)	(34)	(449)	(1,183)	—	(1,183)
Underground development	—	—	(32,783)	(32,783)	—	(32,783)
National power grid connection	—	—	(5,292)	(5,292)	—	(5,292)

Sustaining capital expenditures	100,479	38,265	40,572	179,316	2,603	181,919

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the annual consolidated financial statements (dollars in thousands):

	For the year ended December 31, 2022
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	15,214	4,759	3,476	23,449	—	23,449
Regional exploration	(8,409)	—	(954)	(9,363)	—	(9,363)

Sustaining mine exploration	6,805	4,759	2,522	14,086	—	14,086

Adjusted net income and adjusted earnings per share - basic

Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.

Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net (loss) income to adjusted net income as extracted from the annual consolidated financial statements is set out in the table below:

	Three months ended		Year ended
	December 31,		December 31,
	2023	2022	2023	2022
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net (loss) income attributable to shareholders of the Company for the period:	(113,224)	157,756	10,097	252,873
Adjustments for non-recurring items and significant recurring non-cash items:
Impairment (reversal) of long-lived assets	187,964	—	304,446	(909)
Write-down of mining interests	2,921	4,905	19,905	11,778
Loss on sale of mining interest	—	—	—	2,804
Unrealized loss on derivative instruments	4,101	3,171	4,500	10,442
Office lease termination costs	—	—	1,946	—
Loan receivable provision	—	—	2,085	—
Change in fair value of gold stream	18,800	—	12,300	—
Dilution gain on investment in Calibre	943	(172)	943	(5,630)
Non-cash interest income on deferred consideration receivable	—	—	—	(2,806)
Deferred income tax recovery	(10,808)	(44,218)	(9,019)	(4,770)

Adjusted net income attributable to shareholders of the Company for the period	90,697	121,442	347,203	263,782

Basic weighted average number of common shares outstanding (in thousands)	1,300,791	1,074,448	1,232,092	1,064,259

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.07	0.11	0.28	0.25

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry De Geer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com